07028735

12/19

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Enterra Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

FILE NO. 82- 04335 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 12/21/07

082-04335

ENTERRA HOLDINGS LTD.
2006 ANNUAL REPORT

and environmental services.

12-31-06
AR/S

Enterra Holdings Ltd. is the holding company of Golder Associates Corporation, which is its primary asset. Founded in 1960, Golder is now one of the world's largest and most international provider of ground engineering and environmental services. Through its operating companies, Golder meets the needs of a widely diversified client group in client sectors including mining, oil and gas, land development, waste management, transportation, power, water resources, and financial and legal services. Enterra Holdings Ltd. is wholly owned by full time employees of Golder, with 50% of the staff, spread across more than 135 offices, participating in ownership.

The first Golder Associates company was founded in Canada in 1960; since then, we have grown to become one of the largest, truly global ground engineering and environmental services groups in the world. Our 5,350 total employees, and 4,760 full-time, engineers, scientists and support staff work in 135 offices throughout Africa, Asia, Australia, Europe, North America and South America. Technical quality; local knowledge of cultures, languages and regulatory requirements; access to global resources; and client service are foundations of Golder Associates. Together these result in a unique ability to help our clients achieve their objectives around the world. We service private and public sector clients which operate in mining, oil and gas, land development, waste management, transportation, manufacturing, legal and financial services, power, forestry, agriculture, and water resources.

The technical resources and geographical breadth of Golder Associates allows us to effectively deliver projects of any scale at the local, national and international levels.

Revenues

NET (*millions of $*)


182.5
222.8
286.3
354.8
448.4
2002 2003 2004 2005 2006

GROSS (*millions of $*)


257.7
318.5
417.5
509.8
633.8
2002 2003 2004 2005 2006

We experienced strong growth across all market sectors, in particular from natural resources, power, and financial and legal services. This is a reflection of strong markets combined with the trust our clients place in us.

Per Share Data

PRICE/SHARE ($)


12.65
15.54
18.32
20.42
24.79
2002 2003 2004 2005 2006

BOOK VALUE/SHARE ($)


10.45
13.08
15.98
17.73
21.34
2002 2003 2004 2005 2006

NET INCOME/SHARE ($)


0.33
1.07
1.68
1.89
2.22
2002 2003 2004 2005 2006

Equity

SHAREHOLDERS' EQUITY
(millions of $)


53.0
69.6
88.8
103.4
127.0
2002
2003
2004
2005
2006

OPERATING DEBT TO
SHAREHOLDERS' EQUITY (%)


20.0
17.5
22.2
23.4
18.9
2002
2003
2004
2005
2006

Ownership mentality is a core value, in part expressed by the investment in 2006 of over $13.3 million in EHL shares by 2,400 of our staff, including 400 new shareholders.

Employees

TOTAL FULL-TIME


2,674
2,873
3,369
4,013
4,759
2002
2003
2004
2005
2006

SHAREHOLDERS


1,222
1,422
1,655
1,981
2,393
2002
2003
2004
2005
2006

EMPLOYEE SHAREHOLDING
PARTICIPATION (%)


45.7
49.4
49.1
49.4
50.3
2002
2003
2004
2005
2006



TO MY FELLOW
SHAREHOLDERS

we were awarded "best employer" status in the United States, Canada and Australia.

As we look back on 2006, we see a year of strong growth and financial success. What is most remarkable is that the Company's outstanding performance this past year was very broad-based. All of our operating regions contributed significantly to our success.

In 2006 the number of full-time staff increased by 18%, and we finished the year with 850 new staff and a total staff count of 5,350.

Revenue growth was well balanced with staff increases, resulting in another year with a strong operating margin. Receivables and work in-progress rose sharply through the first 9 months of the year, driving a 47% increase in interest expense, compared with 2005.

Gross revenue increased by 24% largely as a result of internal growth (21%) and to a lesser degree due to the exchange rate on the Canadian dollar and the contribution of acquisitions . Gross revenue reached $634 million in 2006. EHL operating income kept pace with revenue growth, improving by 23% to $25.6 million.

Share demand remained strong with the number of shareholder's increasing to 2,400 staff with sales of 649 thousand shares totaling $13.3 million. This included $6.7 million in treasury share purchases, adding to the capital stock of the company to help fund growth.

Our continued growth in relation to meeting the needs of our clients was fuelled by growth across our diversified market sectors. High natural resource prices kept the Mining and Oil and Gas business very strong, growing by 30%.The Power sector increased by 35% as alternative energy sources grew more important.

We made significant progress on implementing a world-wide health and safety standard.

Our success was accomplished through the continued efforts by all of us to improve and expand our knowledge and serve our clients more effectively. It is with this continued drive that we look forward to what we expect will be another strong year in 2007.

F.W. Firlotte, P.Eng
President, Enterra Holdings Ltd.

Revenue

Gross revenue for 2006 increased by $124 million over 2005 and reached $634 million. Net revenue for 2006 were $448 million exceeding 2005 net revenue by $94 million or 26%.

REVENUE TRACK RECORD *(millions of $)*



633.8
509.8
417.5
318.5
257.7
2002
2003
2004
2005
2006
Gross Revenue
Net Revenue

CONTRIBUTORS TO GROSS REVENUE GROWTH *(%)*



31.1%
23.7%
24.3%
22.1%
13.0%
+
-
2002
2003
2004
2005
2006
Currency Adjustments
Organic Growth
Acquisitions

REVENUE BY REGION



South America 5%
Europe 16%
Canada 39%
USA 25%
Asia Pacific
South Africa 15%

For the fourth year in a row, the annual increase in gross revenue exceeded 20% and was largely attributable to internal growth, and to a lesser degree, a higher exchange rate on the Canadian dollar and the contribution of two acquisitions in the last half of the year. Revenue and expenses are calculated in US dollars based on exchange rates averaged over the course of the each year. The changes in average annual exchange rates in 2006 and 2005, used to convert to US dollars were as follows:

	2006 Average	2005 Average	Change
Cdn. $	0.885	0.826	7.1%
Aust.$	0.752	0.765	(1.7)%
Euro	1.252	1.254	- %

Growth in 2006 revenue by operating region, calculated using local currencies, was as follows:

Operating Region	Gross Revenue	Net Revenue
Canada	17%	20%
United States	23%	20%
Asia Pacific and Africa	37%	33%
Europe	16%	22%
South America	27%	54%

The increase in net revenue coupled with a net revenue multiplier of 3.15 resulted in 2006 net project income of $306 million which represented a 26% increase over 2005. The net revenue multiplier, determined by dividing net revenue by direct labour, remained the same as 2005.

We continue our focus on organic growth; attracting new staff to the team, and creating opportunities for our people.

SG&A, Interest and Income Taxes

Selling, general and administrative (SG&A) expenses increased by $59.1 million or about 26% over 2005 in line with the growth in net revenue. Non-chargeable salaries represent the most significant part of SG&A expenses and the 2006 increase in non-chargeable salaries represents the primary reason for the increase in SG&A expenses over 2005. A commensurate rise in employee benefit costs and the Company's continued commitment to training and building infrastructure also contributed to the increased cost over 2005.

Interest expense continued its upward trend in 2006, increasing by 47% as a result of increased receivables during most of the year as well as the Company's need to borrow more money to finance growth. A significant portion of the Company's debt is variable rate debt and does expose the Company to higher interest expense in the future should interest rates rise from their current levels.

Income tax expense, expressed as a percentage of income before income taxes, produced an effective 2006 tax rate for the Company of 43.0% compared to 37.7% in 2005. This increase in the effective tax rate during 2006 was attributable to a higher amount of non-deductible expenses and adjustments to the tax expense in prior years.

EBITDA and Net Income

EBITDA (earnings before interest, taxes, depreciation and amortization) for the year was the highest in the Company's history, rising 30% to $38.4 million. This represents an 8.6% return on net revenue and compares to an 8.3% return in 2005 and an 8.7% return in 2004.

EHL net income for 2006 was $14.1 million compared to $11.4 million in 2005. Earnings or net income per share were $2.22 compared to $1.89 in 2005. Each of the five Golder operating regions made a significant contribution to the consolidated income for the year.

EBITDA HISTORY *(millions of $)*


38.4
29.5
24.8
16.4
9.0
2002
2003
2004
2005
2006
Taxes
Depreciation and Amortization
Interest
Net Income

EBITDA was 8.6% of net revenue, the third straight year we exceeded 8%.

Liquidity and Exchange Risk

Cash flow from operating activities is impacted most significantly by net income, amortization of capital assets and the increase in the Company's investment in accounts receivable and work in progress which increased about $40 million in 2006 following a $22 million increase in 2005. Cash provided by 2006 operating activities was $14.4 million exceeding the $8.9 million provided in 2005. Cash used for investing activities went towards the purchase of capital assets in the amount of $17.6 million and two business acquisitions in the amount of $4.4 million. During the year, the Company sold 328,496 treasury shares which brought $6.7 million cash into the Company.

Once again, the Company's financial position was impacted by the movement in foreign currency exchange rates relative to the US dollar. Assets and liabilities are calculated in US dollars based on exchange rates at the end of each year. As of December 31, 2006 and 2005, exchange rates used to convert to US dollars were as follows:

	Dec. 31, 2006	Dec. 31, 2005	Change
Cdn. $	**0.858**	0.860	–
Aust. $	**0.790**	0.733	7.8%
Euro	**1.320**	1.184	11.5%

These changes increased shareholders' equity by $3.4 million and, at the end of the year, increased the cumulative foreign currency translation adjustment to $9.4 million. Shareholders' equity increased by $23.6 million or about 23% during 2006 and this increase can be summarized as follows:

(millions of $)		
Net income	$	14.1
Issue of shares		6.7
Foreign currency translation adjustment		3.4
Dividends		(0.6)
Annual increase	$	23.6

Shareholders' equity at the end of 2006 amounted to $127 million.

Higher levels of equity will support higher levels of debt, and together with cash flow from operating activities, will ensure that the Company has sufficient capital and liquidity to finance the existing operations and the anticipated future growth.

Share Performance

The share price increased from $20.42 to $24.79. This increase of $4.37 consisted of the following:

Net income for the year	$	2.22
Dividends		(0.10)
Foreign currency translation adjustment		0.54
Increase in market values of property		0.61
Receipt from claims assignment		0.20
Increase in five year average earnings		0.90
Increase in share price	$	4.37

We have audited the consolidated balance sheet of Enterra Holdings Ltd. as at December 31, 2006 and the consolidated statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
March 16, 2007, except as to Note 16 which is as of March 26, 2007

Consolidated Balance Sheet

As at December 31, 2006

(thousands of U.S. dollars)	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 20,748	$ 16,777
Marketable securities *(note 1(d))*	9,635	6,391
Accounts receivable – trade	138,541	102,533
Work in progress	61,892	57,100
Other receivables	317	2,685
Prepaid expenses	8,694	9,194
	239,827	194,680
Investment in and advances to other companies *(note 2)*	2,851	1,895
Capital assets *(note 3)*	40,718	31,765
Other assets:		
Future income tax assets	4,980	5,266
Loans receivable from shareholders *(note 4)*	330	926
Life insurance, at cash surrender value	3,752	3,327
Goodwill *(note 10)*	3,079	1,489
Intangible assets *(note 10)*	2,891	1,839
	15,032	12,847
Total assets	$ 298,428	$ 241,187
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness *(note 5)*	$ 12,606	$ 10,373
Accounts payable and accrued liabilities	113,838	89,859
Deferred revenue	9,147	5,013
Dividends payable	634	601
Income taxes payable	3,937	2,551
Future income tax liabilities	5,723	4,979
Current portion of long-term debt *(note 6)*	9,465	6,425
	155,350	119,801
Long-term debt *(note 6)*	16,078	18,005
Total liabilities	171,428	137,806
Shareholders' equity:		
Capital stock *(note 7)*	31,254	24,546
Retained earnings	86,377	72,913
	117,631	97,459
Cumulative translation adjustment	9,369	5,922
Total shareholders' equity	127,000	103,381
Total liabilities and shareholders' equity	$ 298,428	$ 241,187

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income and Retained Earnings

For the year ended December 31, 2006

(thousands of U.S. dollars)	2006	2005
Gross revenues	$ 633,781	$ 509,844
Less subcontract and other direct costs	185,414	155,060
Net revenues	448,367	354,784
Direct labor	142,390	112,749
Net project income	305,977	242,035
Selling, general and administrative expenses	280,423	221,289
Operating income	25,554	20,746
Other income (expense):		
Investment and other income	2,553	1,161
Interest expense	(3,411)	(2,313)
Amortization of intangible assets	(442)	(746)
Gain (loss) on foreign exchange	491	(650)
	(809)	(2,548)
Income before income taxes	24,745	18,198
Income taxes *(note 8)*		
Current	9,617	7,640
Future	1,030	(814)
	10,647	6,826
Net income for the year	14,098	11,372
Retained earnings, beginning of year	72,913	62,142
Dividends	(634)	(601)
Retained earnings, end of year	$ 86,377	$ 72,913

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

For the year ended December 31, 2006

(thousands of U.S. dollars)	2006	2005
Cash provided by (used in):		
Operating activities:		
Net income for the year	$ 14,098	$ 11,372
Items not affecting cash flow:		
Amortization of capital assets	9,839	8,319
Amortization of intangible assets	442	746
Loss on sale of investment	–	20
Loss on disposal of capital assets	151	–
Future income taxes	1,030	(814)
Life insurance – cash surrender value	(425)	(311)
	25,135	19,332
Change in non-cash working capital items related to operations *(note 9)*	(10,749)	(10,412)
Cash provided by operating activities	14,386	8,920
Investing activities:		
Decrease in loans receivable from shareholders	596	911
Business acquisitions *(note 9)*	(4,401)	(3,045)
(Increase) decrease in investments in other companies	(956)	80
Proceeds from sale of investment	–	403
Purchase of capital assets	(17,589)	(13,571)
Cash used in investing activities	(22,350)	(15,222)
Financing activities:		
Long-term debt issued	8,508	4,900
Repayment of long-term debt	(7,395)	(6,077)
Issuance of shares *(note 7)*	6,708	5,917
Dividends paid	(601)	(569)
Net change in bank indebtedness	2,233	6,332
Cash provided by financing activities	9,453	10,503
Effect of exchange rate changes on cash and cash equivalents	2,482	(1,491)
Change in cash and cash equivalents	3,971	2,710
Cash and cash equivalents, beginning of year	16,777	14,067
Cash and cash equivalents, end of year	$ 20,748	$ 16,777
Cash and cash equivalents consist of:		
Cash	$ 19,884	$ 15,735
Cash equivalents *(note 1(h))*	864	1,042
	$ 20,748	$ 16,777

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2006 (thousands of U.S. dollars)

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and are stated in thousands of U.S. dollars. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Principles of consolidation

The consolidated financial statements of Enterra Holdings Ltd. ("Enterra" or the "Company") comprise the accounts of Enterra Holdings Ltd. (continued under the laws of the Province of New Brunswick, Canada) and its controlled subsidiaries. Investments in other companies, disclosed in note 2, are accounted for under the cost method with the exception of Zitholele Consulting (Pty) Ltd., which is being accounted for under the equity method.

(b) Foreign currency translation

The accounts of the Company's self-sustaining non-U.S. operations are translated into U.S. dollars using the current-rate method. Assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the non-U.S. operations are deferred in a "Cumulative Translation Adjustment" account in shareholders' equity.

(c) Revenue recognition

Gross revenues for consulting services are recognized on the percentage of completion basis. Unbilled consulting services are shown as work in progress and are valued at net billable value. Gross revenues are summarized as follows:

	2006	2005
Consulting fees	$ 403,040	$ 321,736
Other project revenues including subcontracts	230,741	188,108
	$ 633,781	$ 509,844

(d) Marketable securities

Marketable securities are stated at the lower of amortized cost and market value. Premiums and discounts arising on acquisition are amortized over the terms to maturity of the securities. The market value of marketable securities as at December 31, 2006 is $9,801 (2005 – $6,472).

(e) Capital assets and amortization

Capital assets are recorded at cost less accumulated amortization. Amortization has been provided substantially using the following basis and annual rates:

Asset	Basis	Rate
Buildings and parking areas	Declining balance	3-5%
Furniture and equipment	Declining balance	15-20%
Vehicles and computer equipment	Declining balance	30%
Leasehold improvements	Over terms of leases	

(f) Goodwill

Goodwill is not amortized and is tested at least annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. Any resulting write-down, representing the difference between fair value and the carrying amount, is recorded in the period in which the impairment occurs. The annual impairment test was completed on December 31, 2006 and did not result in the recognition of an impairment loss.

(g) Intangible assets

Intangible assets include key client lists which are carried at cost less accumulated amortization and are being amortized against income on a straight-line basis over ten years and other intangibles which are being amortized against income on a straight-line basis over three years. Accumulated amortization to date is $1,921 (2005 – $1,479).

(h) Cash and cash equivalents

Cash and cash equivalents consists of cash in the bank, a money market account and treasury bills.

(i) Income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(j) Employee future benefits

The Company maintains several defined contribution pension plans under which contributions are required to be made. Such contributions are charged to income in the year in which they are earned by the employees.

(k) Deferred revenue

Unbilled services are recorded as work in progress and are valued at net billable value. Deferred revenue represents billings in excess of services provided.

(l) Impairment of long-lived assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

2. INVESTMENT IN AND ADVANCES TO OTHER COMPANIES:

	Share		Consisting of	
2006	**Ownership**	**Total**	**Equity**	**Advances**
IMG Golder Corp.	49%	$ 86	$ 69	$ 17
West Delta Golder Corp.	47%	17	17	–
PT Golder Geotech Utama	50%	(97)	–	(97)
50 Burwood Road Pty. Ltd.	13%	256	256	–
SDM Pty. Ltd.	35%	1,393	1,393	–
Zitholele Consulting (Pty) Ltd.	49%	318	116	202
Claw Environmental Services Inc.	39%	30	–	30
Golder Ecofys Srl	40%	–	–	–
Pacific Equity 124 Pty. Ltd.	20%	848	848	–
		$ 2,851	$ 2,699	$ 152

	Share		Consisting of	
2005	Ownership	Total	Equity	Advances
IMG Golder Corp.	49%	$ 69	$ 69	$ –
West Delta Golder Corp.	47%	17	17	–
PT Golder Geotech Utama	50%	(89)	–	(89)
50 Burwood Road Pty. Ltd.	13%	237	237	–
SDM Pty. Ltd.	30%	1,500	1,500	–
Zitholele Consulting (Pty) Ltd.	49%	161	74	87
		$ 1,895	$ 1,897	$ (2)

The Company paid $1,333 (2005 – $1,189) for rent on properties owned by 50 Burwood Road Pty. Ltd. and SDM Pty. Ltd., which are related parties.

3. Capital assets:

2006	Cost	Accumulated Amortization	Net Carrying Value
Land	$ 2,246	$ –	$ 2,246
Buildings and parking areas	5,468	2,593	2,875
Furniture and equipment	36,766	22,412	14,354
Computer equipment	40,072	27,547	12,525
Vehicles	5,200	2,710	2,490
Leasehold improvements	12,993	6,765	6,228
	$ 102,745	$ 62,027	$ 40,718

2005	Cost	Accumulated Amortization	Net Carrying Value
Land	$ 2,132	$ –	$ 2,132
Buildings and parking areas	5,271	2,375	2,896
Furniture and equipment	29,755	18,756	10,999
Computer equipment	32,181	23,372	8,809
Vehicles	4,043	2,170	1,873
Leasehold improvements	10,243	5,187	5,056
	$ 83,625	$ 51,860	$ 31,765

The net carrying value of the assets under capital leases is $8,814 (2005 – $6,304).

4. Loans receivable from shareholders:

The Company provided loans to employees of the subsidiary companies for the purpose of purchasing shares in the Company. These loans are interest free and are repayable on a straightline basis at 10% to 20% of the original loan principal per year and will be repaid in full no later than December 31, 2007.

5. Bank indebtedness:

The Company has a revolving facility of approximately $38,000 with the Bank of Nova Scotia which is secured by a general assignment of book debts, a general security agreement over all present and future personal property and the guarantees of certain of the Company's subsidiaries. Funds may be advanced under this facility in Canadian dollars at the Bank's prime lending rate or in U.S. dollars at the Bank's U.S. dollar base rate in Canada or LIBOR plus 1.00% per annum. At December 31, 2006, the Company had borrowed $8,578 (2005 – $3,663) under this facility, of which, $4,500 was borrowed in the US.

The remainder of the bank indebtedness amounting to $4,028 (2005 – $6,710) consists of funds borrowed under bank overdraft facilities, of which, $518 was borrowed in Rand, $787 was borrowed in Chilean pesos and $2,723 was borrowed in Euros. Total overdraft credit available to the Company's subsidiaries amounts to approximately $10,940 with variable interest rates ranging from 4.94% to 12.50%, per annum, at December 31, 2006. Letters of credit in the amount of $2,360 have been issued by the Bank of Nova Scotia with respect to these bank overdraft facilities.

6. Long-term debt:

	2006	2005
Capital leases, secured by liens on capital assets at interest rates in the range of 7%-9.5% per annum, with various maturity dates	$ 9,662	$ 7,646
Notes payable, unsecured, with quarterly payments of principal and interest at bank rate plus 1.00% per annum, repayable over 36 months, maturing in 2007	65	172
Mortgage payable, secured by real estate, with monthly payments of principal and interest at an effective rate of 6.10% per annum, maturing February 1, 2010	1,389	1,469
Mortgage payable, secured by real estate, at floating interest rate, with interest only repayment terms, maturing in January 2007	1,591	–
Non-revolving facility with Aktia Saastopankki, secured by assets of Golder Associates Oy, with quarterly payments of principal and interest at Euribor plus 1.40% per annum, repayable over 36 months, maturing in 2007	158	284
Non-revolving facility with Aktia Saastopankki, secured by assets of Golder Associates Oy, with interest at 3.70% and repayable on June 14, 2006	–	235
Non-revolving facility with San Paolo Bank with interest at Euribor plus 1.60% per annum, repayable in quarterly installments, maturing in 2008	35	71
Non-revolving facility with Uni Credit Banca d'Impresa with interest at Euribor plus 1.60% per annum, repayable over 60 months with quarterly principal payments commencing March 31, 2007, maturing in 2010	792	711
Non-revolving facility with Banca Sella with interest at Euribor plus 1.25% per annum, repayable over 84 months with monthly principal payments commencing June 4, 2006 maturing in 2012	497	–
Non-revolving facilities with the Bank of Nova Scotia repayable over 60 months with interest at the bank's prime rate plus 0.25% per annum, maturing in 2009	11,354	13,788
Non-revolving facility with the Bank of Nova Scotia repayable over 36 months with interest at the bank's prime rate plus 0.25% per annum	–	54
	25,543	24,430
Less portion included in current liabilities	9,465	6,425
	$ 16,078	$ 18,005

Repayment of long-term debt is scheduled as follows:

2007	$ 9,465
2008	5,872
2009	8,671
2010	1,406
Thereafter	129
	$ 25,543

7. Capital stock:

	2006	2005
Authorized		
An unlimited number of shares without par value		
Issued		
6,340,837 shares (2005 – 6,012,341 shares)	$ 31,254	$ 24,546

During the year, the Company issued 328,496 shares for $6,708 cash (2005 – 322,992 shares for $5,917 cash).

The Company has entered into agreements with its shareholders that provide, among other things, restrictions on transfers of the shares and the orderly succession or replacement of shareholders. Upon death, retirement, termination, or bankruptcy of a shareholder, the Company is required either to purchase or allow to be purchased by another shareholder all shares owned by the shareholder within six months of such an event for fair value as specified in the Agreement.

The Company facilitates the orderly transfer of shares from selling shareholders through an arrangement with an independent trustee. The trustee buys the shares from the selling shareholder for the price specified in the agreement and sells them to purchasing shareholders identified by the Company for the same price. The Company has never been required to purchase shares from selling shareholders, and has always been able to identify purchasers for the shares.

The total share transfer price value of outstanding shares as at December 31, 2006 amounts to $157,200 (2005 – $122,800).

8. Income taxes:

The Company's consolidated income tax provision is based on rates and allowances applicable to each of the income tax jurisdictions in which the Company operates. The consolidated tax provision differs from that expected by applying the combined Canadian federal and provincial income tax rate to consolidated earnings before income taxes, for the following reasons:

	2006	2005
Expected combined Canadian federal and provincial income tax rate	34.00%	34.00%
Expected provision for income tax based on the above rate	$ 8,413	$ 6,187
Increase (decrease) in income tax resulting from:		
Utilization of losses	(100)	(88)
Valuation allowance on tax benefits	205	134
Adjustments to provisions	766	-
Foreign state and other taxes	473	71
Other permanent differences	890	522
Provision for income taxes	$ 10,647	$ 6,826

Two subsidiaries of the Company have operating losses of approximately $441 available to offset future taxable income. These losses may be carried forward up to 15 years. The future benefit of these losses has not been recorded in these financial statements because management recognizes that there is no certainty that sufficient taxable income will be generated to utilize these losses.

9. Cash flow information:

Change in non-cash working capital items related to operations

	2006	2005
Marketable securities	$ (3,244)	$ (244)
Accounts receivable	(34,714)	(9,488)
Work in progress	(4,792)	(12,735)
Accounts payable and accrued liabilities	23,613	13,503
Deferred revenue	4,134	1,853
Income taxes	1,386	1,638
Prepaids and other receivables	2,868	(4,939)
	$ (10,749)	$ (10,412)

	2006	2005
Cash flows include the following elements:		
Interest paid	$ 3,208	$ 2,145
Income taxes paid	$ 8,042	$ 5,675

Business acquisitions

A summary of the business acquisitions for the years ended December 31, 2006 and 2005 is as follows:

Cash consideration, net of cash acquired (bank indebtedness assumed)	2006	2005
Kingett Mitchell Limited	$ 4,136	$ –
Pulles Howard and de Lange Inc.	265	–
BRIDGES to Sustainability	–	160
Conor Pacific – Einarson, Fowler & Watson	–	142
Environment and Resource Management Limited	–	856
Global Environment Ltd.	–	346
Jarrod Ball and Associates	–	150
Qualanz Consultores Asociados Limitada	–	150
Resource Technologies Group, Inc.	–	932
Simmering and Associates Limited	–	309
	$ 4,401	$ 3,045

On December 1, 2006, the Company purchased for cash certain assets of Kingett Mitchell Limited. The details of the purchase are shown below:

Cash consideration of $4,136	
Non-cash working capital	$ 859
Capital assets	353
Intangible assets *(note 1(g))*	1,334
Goodwill *(note 1(f))*	1,590
	$ 4,136

Since this acquisition was completed late in the last quarter of 2006, the Company's determination of the fair value of the individual assets acquired is preliminary and may change.

On July 1, 2006, the Company purchased for cash certain assets of Pulles Howard and de Lange Inc. The details of the purchase are shown below:

Cash consideration of $265		
Non-cash working capital	$	69
Capital assets		53
Intangible assets *(note 1(g))*		143
	$	265

10. Goodwill and intangible assets:

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2006 are as follows:

	2006	2005
Balance, beginning of year	$ 1,489	$ 1,489
Goodwill acquired during the year	1,590	–
	$ 3,079	$ 1,489

Intangible assets

The changes in the carrying amount of intangible assets for the year ended December 31, 2006 are as follows:

	Cost	Accumulated Amortization	2006 Net Book Value	2005 Net Book Value
Limited life				
Customer lists and other intangibles	$ 4,812	$ 1,921	$ 2,891	$ 1,839

The aggregate amount of intangible assets with a limited life that were acquired during the year are $1,477.

11. Employee future benefits:

The Company has defined contribution plans providing pension benefits to its employees. The defined contribution pension expense for the year ended December 31, 2006 was $7,677 (2005 – $6,359). The Company has an obligation to provide post-retirement health, dental and other benefits to its existing retirees, based on 70% of the cost of such benefits, until the age of 75. Certain active employees retiring in the years 2003 through 2005 are also eligible for these benefits, but the cost to the Company reduces from 70% to 25% depending on the year of retirement. The Company has accrued $204 of the cost of this plan.

12. Commitments:

The Company and its subsidiaries are obligated under various long-term leases for building facilities, furniture, equipment and vehicles. Approximate minimum annual lease commitments as at December 31, 2006 are as follows:

2007	$ 14,445
2008	11,531
2009	9,115
2010	6,245
2011	5,405
Thereafter	10,415
	$ 57,156

13. Contingencies:

In the ordinary course of business, several of the Company's subsidiaries have been named as parties to litigation and have been advised of claims arising from work they performed. Management is of the opinion that the outcome of such litigation and claims will not have a material adverse effect on the Company's financial position, operating results or cash flows.

Reliance Insurance Company (Reliance) provided primary professional liability and commercial general liability insurance coverage to several of the Company's subsidiaries during the period 1998 through September 6, 2000 at which time management elected to cancel this coverage with Reliance and rewrite this coverage with another carrier. On October 3, 2001, the Commonwealth of Pennsylvania placed Reliance in liquidation. As a result, management expects that it will be necessary for certain of the Company's subsidiaries to fund the applicable costs of defense and potential adverse settlements or judgments in connection with claims made during the policy period with Reliance. The Company has established a provision representing management's best estimate of the potential liability of the Company's subsidiaries. During the year, legal fees amounting to $351, were charged against the provision. At December 31, 2006, management has determined that a reduction of the provision amounting to $1,149 (2005 – increase of the provision of $1,553) is required resulting in a total provision at December 31, 2006 of $2,000 (2005 – $3,500). Management expects to continue to review the adequacy of this provision in the future and revise it if necessary.

A subsidiary company, as required under the terms of reinsurance agreements, has issued an irrevocable letter of credit in favor of Zurich American Insurance Company in the amount of $294 (2005 – nil).

In 2004, a subsidiary of the Company received an income tax assessment amounting to $1,300 that disallows the deduction of certain inter-company charges for the 1998 to 2001 taxation years. This assessment is being appealed. Management believes that the assessment will be reversed on appeal, however, there can be no assurance as to the final outcome of this matter. Due to the uncertainty of the ultimate outcome of this matter, no amounts have been accrued in these financial statements relating to this assessment, or potential subsequent years' assessments.

14. Financial instruments:

Fair value

Other than investments in and advances to other companies and long-term debt, the fair values of the Company's financial instruments approximate their carrying values due to the relatively short period to maturity.

Based on estimated interest rates currently available to the Company for mortgages, equipment and notes payable with similar terms and maturities, the fair market value of such instruments approximates the book value. It is not practicable to determine the fair values of investments in and advances to other companies (note 2).

Credit risk

Due to the large base of customers, management of the Company has concluded that credit risk relating to its accounts receivable is normal. The Company has made suitable provision for accounts felt to be subject to risk of non-collection.

Interest rate risk

The Company is exposed to interest rate risk on its variable-rate interest-bearing debt consisting of bank indebtedness of $12,606 (note 5) and long-term debt of $14,492 (note 6).

15. Segmented information:

The Company, through its Canadian holding company, Golder Associates Corporation, provides earth engineering and environmental consulting services to clients on a global basis.

2006	Gross Revenues	Net Revenues	Capital and Intangible Assets
Canada	$ 255,669	$ 178,101	$ 18,010
United States	164,512	110,891	7,799
Asia Pacific	102,320	70,633	12,496
Europe	109,903	68,335	5,975
South America	36,439	20,407	2,408
Intercompany revenues	(35,062)	–	–
	$ 633,781	$ 448,367	$ 46,688

2005	Gross Revenues	Net Revenues	Capital and Intangible Assets
Canada	$ 203,390	$ 138,961	$ 15,241
United States	134,180	92,525	5,741
Asia Pacific	75,054	54,116	7,330
Europe	95,263	55,952	5,105
South America	28,579	13,230	1,676
Intercompany revenues	(26,622)	–	–
	$ 509,844	$ 354,784	$ 35,093

16. SUBSEQUENT EVENT:

The Company assigned its rights to two covered insurance claims with Reliance Insurance Company (In Liquidation) to RLI Holdings, LLC. (Assignee) in exchange for $2,000. The Company received $2,000 from the Assignee on March 26, 2007. If the claims are disallowed, reduced, impaired, subordinated, or not paid when other claims in the same priority level b class are paid by the Reliance Insurance Company Liquidator, then the Company would be responsible for repayment of the difference as proportional restitution to RLI Holdings, LLC. or its successor or assigns. At this time, management does not have any reason to believe that the claims will be disallowed, reduced, impaired, subordinated, or not paid when other claims in the same class are paid by the Reliance Insurance Company Liquidator.

Enterra Holdings Ltd. – Canada

PROFESSIONAL ASSOCIATES INDEMNITY COMPANY LTD.
Barbados

EDAPHOS DEVELOPMENTS LTD.
Canada

EDAPHOS DEVELOPMENTS INC.
United States

AUSTERRA HOLDINGS PTY. LTD.
Australia

RECORA PTY. LTD.
Australia

Golder Associates Corporation – Canada

Asia Pacific

GOLDER ASSOCIATES PTY. LTD.
Australia

GOLDER ASSOCIATES CONSULTING LTD.
China

GOLDER ASSOCIATES (HK) LIMITED
Hong Kong

GOLDER ASSOCIATES (PT GEOTECHNICAL + ENVIRONMENTAL SERVICES INDONESIA)
Indonesia

GOLDER NC S.A.R.L.
New Caledonia

GOLDER ASSOCIATES (NZ) LTD.
New Zealand

GOLDER ASSOCIATES (PHILIPPINES) INC.
Philippines

GOLDER ASSOCIATES (SINGAPORE) PTE LTD.
Singapore

GOLDER ASSOCIATES AFRICA (PTY) LTD.
South Africa

Canada

GOLDER ASSOCIATES LTD.

GOLDER ASSOCIATES INNOVATIVE APPLICATIONS (GAIA) INC.

GOLDER PASTE TECHNOLOGY LTD.

HYDROQUAL LABORATORIES LTD.

United States

GOLDER ASSOCIATES INC.

GOLDER CONSTRUCTION SERVICES, INC.

South America

GOLDER ASSOCIATES ARGENTINA S.A.
Argentina

GOLDER ASSOCIATES BOLIVIA SRL
Bolivia

GOLDER ASSOCIATES BRASIL CONSULTORIA E PROJECTOS LTDA.
Brazil

GOLDER ASSOCIATES S.A.
Chile

GOLDER PASTE TECHNOLOGY LTD.
Chile/Peru

GOLDER ASSOCIATES PERU S.A.
Peru

Europe

GOLDER ASSOCIATES A/S
Demark

GOLDER ASSOCIATES OY
Finland

GOLDER ASSOCIATES S.ARL
France

GOLDER ASSOCIATES GMBH
Germany

GOLDER ASSOCIATES (HUNGARY) KFT.
Hungary

GOLDER ASSOCIATES CONSULTING LTD.
Ireland

GOLDER ASSOCIATES S.R.L.
Italy

GOLDER ASSOCIATES AS
Norway

GOLDER ASSOCIATES PORTUGAL LDA
Portugal

GOLDER ASSOCIATES GLOBAL IBERICA S.L.
Spain

GOLDER ASSOCIATES AB
Sweden

GOLDER ASSOCIATES TURKEY
Turkey

GOLDER ASSOCIATES EUROPE LTD.
United Kingdom

GOLDER ASSOCIATES (UK) LIMITED
United Kingdom

Corporate Information as of December 2006

Enterra Holdings Ltd.

F.W. Firlotte,
President

J.R. Schultz,
Secretary and Treasurer

M.L. Brown

W.F. Brumund

J.R. Busbridge

B.H. Conlin

M.C. Ervin

F.W. Firlotte

T.P. Fitzell

R.A. Fraser

D.H. Hall

P. Jarre

W.R. Sullivan

S.R. Thompson

J. Westland

EHL Board Committees

M.L. Brown,
Chairman

M.C. Ervin

W.R. Sullivan

J. Westland

M.C. Ervin,
Chairman

W.F. Brumund

F.W. Firlotte

D. Raviola

J.R. Schultz

J. Westland

W.R. Sullivan,
Chairman

M.L. Brown

T.P. Fitzell

D.H. Hall

F.W. Firlotte,
Chairman

J.R. Busbridge

B.H. Conlin

R.A. Fraser

D.W. Horsfield

P. Jarre

S.R. Thompson

W.F. Brumund,
Chairman

M.C. Ervin

T.P. Fitzell

F.W. Firlotte

D.H. Hall

W.M. Kellestine

S.J.B. Marzzarella

Deloitte & Touche LLP
Toronto, Ontario, Canada

McCarthy Tétrault LLP
Toronto, Ontario, Canada

Bank of Nova Scotia
Toronto, Ontario, Canada

Founded in 1960, at Golder Associates we strive to be the most respected global group specialising in ground engineering and environmental services for private and public sector clients. With 5,350 employees operating in 135 offices across 29 countries. Golder Associates is 100% employee owned.



By choosing 100% Post Consumer Recycled fiber instead of virgin paper for this printed material the following savings to our natural resources were realized.

Trees saved	8.44
Wood Reduced Lbs.	4,875.29
Water Reduced Gals.	7,168.42
Landfill Lbs.	760.16
Net Greenhouse Emissions Lbs.	1,474.61
Energy Btu. (000)	11,813.76

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Supporting responsible use of forest resources

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NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

OF

ENTERRA HOLDINGS LTD.

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ENTERRA HOLDINGS LTD. will be held at Golder Associates S.r.l., Banfo^{43} Centre, Via Antonio Banfo 43, Torino, Italy on the 13th day of November 2007 at 6:00 o'clock in the afternoon (local time) for the following purposes:

1. To elect Directors of the Company.
2. To receive and confirm the financial statements of the Company as at December 31, 2006, together with the report of the auditors thereon.
3. To appoint Deloitte & Touche as auditors and to authorize the Board of Directors to fix their remuneration.
4. To consider any other business as may properly come before the meeting or any adjournment thereof.

Shareholders are requested to vote, date, sign and submit their proxies by mail or preferably by accessing the following link -- http://websurvey.golder.com/wsb.dll/acollins/2007ProxyShareholder.htm. If Shareholders are present at the meeting, their proxies may be withdrawn and they may vote in person on all matters brought before the meeting, as described more fully in the Proxy Statement.

DATED at Mississauga, Ontario the 12th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

J.R.Schultz, Secretary/Treasurer

2390 ARGENTIA ROAD, MISSISSAUGA, ONTARIO L5N 5Z7
TELEPHONE (905) 819-0600 FAX (905) 819-9922

PROXY STATEMENT
FOR THE ANNUAL MEETING OF
SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.

This Proxy Statement is furnished to Shareholders by the Board of Directors of Enterra Holdings Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders ("AGM") on the 13th day of November, 2007 at 6:00 o'clock in the afternoon (local time), and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and accompanying Proxy Request and Notice of Annual Meeting are first being mailed to Shareholders on October 12, 2007.

If the enclosed Proxy Request form is properly executed and submitted either by mail or preferably electronically, the shares represented thereby will be voted in accordance with its terms. Proxies must be received by the Secretary/Treasurer of the Company on or before the close of business on November 12, 2007 in order to be voted at the AGM.

VOTING SECURITIES

RECORD DATE AND VOTING OF SECURITIES

The New Brunswick Business Corporations Act provides that Shareholders of record on the date immediately proceeding the date of this notice are entitled to notice of and to vote at the AGM. On October 11, 2007 the Company had a total of 6,342,837 Common Shares outstanding and entitled to vote.

In the final vote for the Board of Directors, each shareholder is entitled to vote for the complete list or they may spread their votes between particular listed/unlisted candidates. The bylaws of the Company state:

> Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him/her multiplied by the number of directors to be elected, and he/she may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.
>
> If a shareholder has voted for more than one candidate without specifying the distribution of his/her votes among the candidates, he/she shall be deemed to have distributed his/her votes equally among the candidates for whom he/she voted.
>
> If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually to hold office until the election of their successors at the next AGM. The proposed slate of thirteen (13) Directors will be comprised of the President, two (2) external candidates, six (6) At-Large candidates selected from the Principals of the Company and four (4) additional At-Large candidates nominated by the current Board. In order to provide a level of continuity, the six (6) At-Large candidates selected from the Principals of the Company will serve for a term of three (3) years; however, under the New Brunswick Corporations Act, these candidates are re-elected annually.

The following is the slate of candidates for election to serve the terms noted below:

NAME	DIRECTOR SINCE	POSITION	TERM EXPIRING
Firlotte, F.W. (2) (3)	1999	President – Montreal, Canada	2008
Conaway, J.M.	------	External – Newport Coast, CA, USA	2008
Ferguson, D.S.	------	External – Keswick, VA, USA	2008
Sullivan, W.R. (1) (4)	2005	Principal – Atlanta, USA	2008
Westland, J. (1) (2)	2005	Principal – Mississauga, Canada	2008
Ervin, M.C. (1) (2) (3) (5)	2003	Principal - Melbourne, Australia	2009
Hall, D.H. (3) (4)	2006	Principal – Nottingham, England	2009
Fitzell, T.P. (3) (4)	2004	Principal – Vancouver, Canada	2010
Voss, C.F.	------	Principal – Seattle, USA	2010
Jarre, P.	1999	Principal – Torino, Italy	2008
Kellestine, W.M. (3)	------	Principal – London, Canada	2008
Morrison, D.M.	------	Principal – Mississauga, Canada	2008
Parot, M.E.	------	Associate – Santiago, Chile	2008

****
(1) Member of Audit Committee
(2) Member of Finance Committee
(3) Member of Risk Committee
(4) Member of Governance and Compensation Committee
(5) Lead Director

The background and experience of the new candidates for the Board are summarized and attached.

CONFIRMATION OF FINANCIAL STATEMENTS

The 2006 Annual Report previously distributed to all shareholders of the Company included a copy of the financial statements of the Company as at December 31, 2006 together with the report of the auditors thereon. Although not required, the Board of Directors recommends confirmation of the 2006 financial statements of the Company by the Shareholders.

INDEPENDENT AUDITORS

The Board of Directors recommends that Deloitte & Touche be appointed as independent auditors of the Company for fiscal 2007.

THE BOARD OF DIRECTORS

M.L. Brown
W.F. Brumund
J.R. Busbridge
B.H. Conlin
M.C. Ervin
F.W. Firlotte
T.P. Fitzell
R.A. Fraser
D.H. Hall
P. Jarre
W.R. Sullivan
S.R. Thompson
J. Westland

Enterra Holdings Ltd.

PROXY REQUEST
ANNUAL MEETING OF SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.
TO BE HELD ON NOVEMBER 13, 2007

The Board of Directors proposes the following slate of 13 candidates to be elected as Directors. Please indicate your preference by checking the appropriate box or boxes below. If you choose someone other than one of the candidates below, write his or her name in the blank spaces provided.

☐ **Vote for all 13 candidates; or**

☐	J.M. Conaway	☐	W.M. Kellestine
☐	M.C. Ervin	☐	D.M. Morrison
☐	D.S. Ferguson	☐	M.E. Parot
☐	F.W. Firlotte	☐	W.R. Sullivan
☐	T.P. Fitzell	☐	C.F. Voss
☐	D.H. Hall	☐	J. Westland
☐	P. Jarre		
☐	____________________	☐	____________________

FOR	AGAINST	ABSTAIN	
☐	☐	☐	Confirm the financial statements of the company as at December 31, 2006 together with the Auditors' Report thereon.
☐	☐	☐	Confirm the appointment of Deloitte & Touche as independent auditors for the 2007 fiscal year.
☐	☐	☐	Such other business as may properly come before the meeting or any adjournment or adjournments thereof.

____
Shareholder Name (Signature)

____
Date

____
Shareholder Name (Print)

Issue Proxy to:

____
or alternatively, **J.R. Schultz,** with Power of Substitution

END